

13001155

PE 1/7/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2013

Robert W. Reeder
Sullivan & Cromwell LLP
reederr@sullcrom.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-06-2013

Re: American International Group, Inc.
Incoming letter dated January 7, 2013

Dear Mr. Reeder:

This is in response to your letter dated January 7, 2013 concerning the shareholder proposal submitted to AIG by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 14, 2013, January 16, 2013, January 30, 2013, February 3, 2013, February 6, 2013, February 19, 2013, and February 25, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 6, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 7, 2013

The proposal recommends that the board take the steps necessary to adopt a bylaw to limit directors to a maximum of three board memberships in companies with sales in excess of $500 million annually.

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal relates to director qualifications. Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(10). We are unable to conclude that AIG's policies, practices, and procedures compare favorably with the guidelines of the proposal such that AIG has substantially implemented the proposal. Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Joseph G. McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
American International Group, Inc. (AIG)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal.

The company argument is a contradiction. It first says "policies about employees" are ordinary business. Then it says it already has a policy in place, applying to all company directors, that has the same focus as this proposal that asks for a bylaw.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Eric Litzky <Eric.Litzky@aig.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 19, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
American International Group, Inc. (AIG)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal.

According to the company train of thought any proposal focused on director compensation would incorrectly be called ordinary business, based on the flawed premise that directors are just like employees and employee pay is ordinary business.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Eric Litzky <Eric.Litzky@aig.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 6, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
American International Group, Inc. (AIG)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal.

The company failed to cite any text in the 2013 proposal that asked for a statement of desirability from the company. The company also failed to reference any Staff Reply Letter that might say that adopting a policy satisfied a proposal calling for a bylaw.

Bristol-Myers Squibb Co. (Recon.) (March 9, 2006) stated, "We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment."

The company failed to reference any Staff Reply Letter that might say that requiring a certain level of independence by directors was ordinary business. Director independence would at least lose much of its meaning if directors did not have the time to be independent due to their obligations to an excessive number of boards. There have been instances of directors serving on almost 10 boards. The company would unreasonably argue that shareholders are helpless to address this key issue via a rule 14a-8 proposal.

General Electric Company (Jan. 30, 2013) did not exclude a proposal on a 15-year limit for board service for company directors. The 15-year limit topic has similarities to the topic here – a limit to a certain number of board seats for company directors. *General Electric* was vigorously contested by management in the no action process.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Eric Litzky <Eric.Litzky@aig.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
American International Group, Inc. (AIG)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal.

The company failed to cite any text in the 2013 proposal that asked for a statement of desirability from the company. The company also failed to reference any Staff Reply Letter that might say that adopting a policy satisfied a proposal calling for a bylaw.

Bristol-Myers Squibb Co. (Recon.) (March 9, 2006) stated, "We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment."

The company failed to reference any Staff Reply Letter that might say that requiring a certain level of independence by directors was ordinary business. Director independence would at least lose much of its meaning if directors did not have the time to be independent due to their obligations to an excessive number of boards. There have been instances of directors serving on almost 10 boards. The company would argue that shareholders are helpless to address this via a rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Eric Litzky <Eric.Litzky@aig.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
American International Group, Inc. (AIG)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal.

The company failed to cite any text in the 2013 proposal that asked for a statement of desirability from the company. The company also failed to reference any Staff Reply Letter that might say that adopting a policy satisfied a proposal calling for a bylaw.

The company failed to reference any Staff Reply Letter that might say that requiring a certain level of independence by directors was ordinary business. Director independence would at least lose much of its meaning if directors did not have the time to be independent due to their obligations to an excessive number of boards. There have been instances of directors serving on almost 10 boards. The company would argue that shareholders are helpless to address this via a rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Eric Litzky <Eric.Litzky@aig.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
American International Group, Inc. (AIG)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal.

It is believed that *The Boeing Co.* (Jan. 31. 2012) and *PG&E Corp.* (Feb. 24, 2012) were close-calls. This rebuttal was submitted in both cases:
"A Chairman/CEO serving on multiple outside boards is of vastly greater importance to shareholders and governance monitoring by shareholders than a $200,000 employee serving on multiple outside boards."

It is critical to shareholders that each member of a company's Board of Directors has the time to fulfill his obligations to shareholders.

The company fails to explain how a 2012 proposal that addressed one person in a company would purportedly be the same as a proposal that addressed an entire board of directors.

The company failed to cite any text in the 2013 proposal that asked for a statement of desirability from the company.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Eric Litzky <Eric.Litzky@aig.com>'

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
American International Group, Inc. (AIG)
Curb Excessive Directorships
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal.

The company fails to explain how a 2012 proposal that addressed one person in a company would purportedly be the same as a proposal that addressed an entire board of directors.

The company failed to cite any text in the 2013 proposal that asked for a statement of desirability from the company.

Additional information will be forwarded.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Eric Litzky <Eric.Litzky@aig.com>

[AIG: Rule 14a-8 Proposal, November 13, 2012, Revised November 30, 2012]

Proposal 4* – Curb Excessive Directorships

RESOLVED: Shareholders recommend that our Board take the steps necessary to adopt a bylaw to limit our directors to a maximum of 3 board memberships in companies with sales in excess of $500 million annually. The maximum of 3 board memberships includes each director's membership on our board. This limit would be increased to 4 such board memberships for directors permanently retired and under age 70. The bylaw should also specify how to address a situation where a director may have a brief temporary situation above these limits.

Adoption of this proposal would help in coping with certain of our directors who are overboarded. Adoption of this proposal would also help deter our directors from accepting further director assignments that would rob them of the adequate time to deal with the complex and troubling problems of our company. Adoption would also help deter our nomination committee from seeking new directors who would not have adequate time for effective oversight.

In 2012 we had three directors who were each on 4 or 5 boards and were potentially too over-extended to give adequate attention to the complex and troubling problems of our company.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2007 with "High Governance Risk." Also "Concern" in Executive Pay – $13 million for our CEO Robert Benmosche.

GMI said there was a clear effort by our executive pay committee to maximize potential pay for our CEO and our other highest paid executives, in some instances regardless of actual performance. In particular, the pay/performance disconnect was clearly demonstrated by the designation of stock awards and salary stock as cash amounts, utilizing substantial numbers of shares to attain this amount, despite the fact that the stock was trading at a fraction of its former value. Such a practice could potentially lead to windfall gains. All incentive pay for our CEO was dependent on past, short-term performance rather than future long-term performance metrics and simply vested over time.

This was under the leadership of Arthur Martinez, who chaired our executive pay committee. Mr. Martinez at age 72 was overboarded with seats on 5 boards. Plus he had the "benefit" of experience on four boards rated "D" by GMI: HSN, Inc., IAC/InterActiveCorp, International Flavors & Fragrances and Fifth & Pacific. Mr. Martinez got second place for our highest negative votes. He was only exceeded in negative votes by George Miles who was also overboarded with 5 board seats.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Curb Excessive Directorships – Proposal 4*

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 7, 2013

Via E-mail: shareholderproposals@sec.gov

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
100 F Street, N.E.,
Washington, D.C. 20549.

Re: American International Group, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client American International Group, Inc. (the "Company"), we hereby submit this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, dated November 13, 2012 and revised November 30, 2012 (the "Proposal"), submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2013 Annual Meeting of Shareholders by John Chevedden, who purports to act as a proxy and/or designee for a nominal proponent, Kenneth Steiner (the "Proponent"), in connection with the Proposal. The Proposal, the accompanying supporting statement (the "Supporting Statement") and all other correspondence with the Proponent are attached to this letter as Annex A.

We believe that the Proposal and Supporting Statement may be omitted from the Proxy Materials pursuant to: (i) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations, and (ii) Rule 14a-8(i)(10) because the Proposal has already been substantially implemented by the Company.

In accordance with Rule 14a-8(j) under the Exchange Act, we hereby give notice, on behalf of the Company, of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes our statement of the reasons why we deem this omission to be proper. We have submitted this letter, including the Annexes, to the Commission via e-mail to shareholderproposals@sec.gov.

The Proposal

The Proposal, titled "Curb Excessive Directorships," reads as follows:

> RESOLVED: Shareholders recommend that our Board take the steps necessary to adopt a bylaw to limit our directors to a maximum of 3 board memberships in companies with sales in excess of $500 million annually. The maximum of 3 board memberships includes each director's membership on our board. This limit would be increased to 4 such board memberships for directors permanently retired and under age 70. The bylaw should also specify how to address a situation where a director may have a brief temporary situation above these limits.

Grounds for Omission

The Proposal may be omitted from the Proxy Materials because (i) it relates to the Company's ordinary business operations (Rule 14a-8(i)(7)) and (ii) it has already been substantially implemented (14a-8(i)(10))

A. The Proposal relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018, *Amendments to Rules on Shareholder Proposals*, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶

86,018, at 80,539 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* at 80,539-40. The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 80,540 (footnote omitted).

In the last proxy season, the Staff reaffirmed its long-standing view that "policies about employees' ability to serve on the boards of outside organizations [are] a matter of ordinary business" and excludable under Rule 14a-8(i)(7). *PG&E Corp.* (Feb. 24, 2012) ("*PG&E*"); *The Boeing Co.* (Jan. 31, 2012) (*recon. denied*, Feb. 16, 2012) ("*Boeing*"). *See also Barnett Banks, Inc.* (Dec. 3, 1996) (permitting exclusion of a proposal requesting that officers be prohibited from serving on outside boards of directors because it concerned "policies with respect to employees' ability to serve on the boards of outside organizations"); *Wachovia Corp.* (Dec. 28, 1995) (permitting exclusion of a proposal requesting that the board review all boards on which senior officers serve and report on, among other things, any concerns with respect to conflicts of interest); *The Southern Co.* (Mar. 25, 1993) (permitting exclusion of a proposal requesting that the board establish a policy preventing executive officers from serving on the boards of other corporations, except for certain civic, educational and cultural organizations). The Proposal falls right within this long-standing position.

The Proposal seeks "to limit [the Company's] *directors* to a maximum of 3 board memberships in companies with sales in excess of $500 million annually" (emphasis added). The Company's directors currently include an employee of the Company: the Company's Chief Executive Officer. Thus, the Proposal directly regulates the number of boards of directors on which an employee may serve. Moreover, the Proposal would apply equally to all other employees of the Company who may become members of the Company's board of directors in the future.

In each of *PG&E* and *Boeing*, the proposals requested that the board adopt a bylaw (in *Boeing*) or a policy (in *PG&E*) that allows each respective company's chief executive officer "to serve on no more than one outside board of directors of a public company that has a market capitalization of more than $200 million."

In granting no-action relief in both *PG&E* and *Boeing*, the Staff noted that the proposals "focuse[d] on concerns that the chief executive officer may be 'potentially distracted' by his service on the boards of directors of other public companies." Similarly, by reference to the Supporting Statement, the Proposal also focuses on concerns that the Company's directors, including its Chief Executive Officer, are "potentially too over-extended" by their service on the boards of other companies. The Staff has consistently held that such concerns are matters of ordinary business.

In determining whether to allow the exclusion of a shareholder proposal as a matter of ordinary business, the Staff considers whether the proposal has "emerged as a consistent topic of widespread public debate such that it would be a significant policy issue." *AT&T Inc.* (Feb. 2, 2011). Since the last proxy season, there has been minimal or no evidence suggesting that the topic of employees serving on no more than three outside boards has emerged as a significant policy issue. Accordingly, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7).

B. The Proposal has already been substantially implemented.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." Exchange Act Release No. 12598, *Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders,* [1976-77 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600 (July 7, 1976) (regarding predecessor to Rule 14a-8(i)(10)). Although the predecessor to the current rule required that a proposal be "fully effected" by the company in order to be excludable, the Commission has since made clear that substantial implementation requires less than this. Exchange Act Release No. 20091, *Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders,* [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,205 (Aug. 16, 1983). Instead, the Staff has stated that a proposal is considered substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). The Staff has consistently interpreted this to mean that a company has substantially implemented a proposal when it has put in place policies and procedures addressing the proposal's underlying concern or implementing its essential objective. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007). Furthermore, the company need not take the exact action requested and the company may exercise discretion in implementation without losing the right to exclude the proposal. *McKesson Corp.* (Apr. 8, 2011). Accordingly, even if a company has not implemented every detail of a proposal, the proposal still may be excluded provided that the company has *substantially* implemented it.

We believe that the Company may exclude the Proposal because the Company already has a policy in place regarding the number of board memberships its directors, including its Chief Executive Officer, may hold in outside companies. Section XI(D) of the Company's Corporate Governance Guidelines (the "Guidelines"), attached hereto as Annex B, states:

> It is AIG's policy that the Chief Executive Officer should not serve on the board of directors of more than one public company (other than AIG or a company in which AIG has a significant equity interest). In addition, the Board generally considers it desirable for other directors not to serve on the boards of directors of more than four public companies (other than AIG or a company in which AIG has a significant equity interest) that require substantial time commitments, absent special circumstances.

This policy clearly addresses the essential concern of the Proposal. Moreover, the Guidelines are in fact already more restrictive than the Proposal as it applies to the Chief Executive Officer. The Guidelines prevent the Chief Executive Officer from serving on the board of directors of more than one public company (without regard to sales figures), while the Proposal, which would be effected through a bylaw, permits the Chief Executive Officer to serve on at least three public companies. While the Guidelines are not binding, as a bylaw would be, and establish a different directorship limit, the Guidelines directly address the essential objective of the proposal, just in a different manner from what the Proponent proposed. Accordingly, we believe that the Company has substantially implemented the Proposal and that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(10).

Conclusion

On behalf of the Company, we hereby respectfully request that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

In accordance with Rule 14a-8(j), we, on the Company's behalf, are contemporaneously notifying the Proponent, by copy of this letter, including the Annexes, of the Company's intention to omit the Proposal and Supporting Statement from its Proxy Materials.

If you have any questions regarding this request, or need any additional information, please telephone Robert W. Reeder at (212) 558-3755 or, in my absence, Michael H. Popper at (212) 558-7921.

Very truly yours,



Robert W. Reeder

(Enclosures)

cc: Thomas A. Russo
Eric N. Litzky
Jeffrey A. Welikson
(American International Group, Inc.)

John Chevedden
Kenneth Steiner

ANNEX A

(Please see the attached.)

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert Steve Miller
Chairman of the Board
American International Group, Inc. (AIG)
180 Maiden Ln
New York NY 10038
Phone: 212 770-7000

Dear Mr. Miller,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Jeffrey A. Welikson
Corporate Secretary
Eric Litzky <Eric.Litzky@AIG.com>
FX: 212-785-1584
Jeffrey A. Welikson <Jeffrey.Welikson@AIG.com>

[AIG: Rule 14a-8 Proposal, November 13, 2012]
Proposal 4* – Curb Excessive Directorships

RESOLVED: Shareholders recommend that our Board take the steps necessary to adopt a bylaw to limit our directors to a maximum of 3 board memberships in companies with sales in excess of $500 million annually. This limit would be increased to 4 for directors permanently retired and under age 70.

In 2012 we had three directors who were each on 4 or 5 boards and were potentially too over-extended to give adequate attention to the complex and troubling problems of our company.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2007 with "High Governance Risk." Also "Concern" in Executive Pay – $13 million for our CEO Robert Benmosche.

GMI said there was a clear effort by our executive pay committee to maximize potential pay for our CEO and our other highest paid executives, in some instances regardless of actual performance. In particular, the pay/performance disconnect was clearly demonstrated by the designation of stock awards and salary stock as cash amounts, utilizing substantial numbers of shares to attain this amount, despite the fact that the stock was trading at a fraction of its former value. Such a practice could potentially lead to windfall gains. All incentive pay for our CEO was dependent on past, short-term performance rather than future long-term performance metrics and simply vested over time.

This was under the leadership of Arthur Martinez, who chaired our executive pay committee. Mr. Martinez at age 72 was overboarded with seats on 5 boards. Plus he had the "benefit" of experience on four boards rated "D" by GMI: HSN, Inc., IAC/InterActiveCorp, International Flavors & Fragrances and Fifth & Pacific. Mr. Martinez got second place for our highest negative votes. He was only exceeded in negative votes by George Miles who was also overboarded with 5 board seats.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Curb Excessive Directorships – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert Steve Miller
Chairman of the Board
American International Group, Inc. (AIG)
180 Maiden Ln
New York NY 10038
Phone: 212 770-7000

REVISED NOV. 20, 2012

Dear Mr. Miller,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Jeffrey A. Welikson
Corporate Secretary
Eric Litzky <Eric.Litzky@AIG.com>
FX: 212-785-1584 212-672-7512
Jeffrey A. Welikson <Jeffrey.Welikson@AIG.com>

[AIG: Rule 14a-8 Proposal, November 13, 2012, Revised November 30, 2012]

Proposal 4* – Curb Excessive Directorships

RESOLVED: Shareholders recommend that our Board take the steps necessary to adopt a bylaw to limit our directors to a maximum of 3 board memberships in companies with sales in excess of $500 million annually. The maximum of 3 board memberships includes each director's membership on our board. This limit would be increased to 4 such board memberships for directors permanently retired and under age 70. The bylaw should also specify how to address a situation where a director may have a brief temporary situation above these limits.

Adoption of this proposal would help in coping with certain of our directors who are overboarded. Adoption of this proposal would also help deter our directors from accepting further director assignments that would rob them of the adequate time to deal with the complex and troubling problems of our company. Adoption would also help deter our nomination committee from seeking new directors who would not have adequate time for effective oversight.

In 2012 we had three directors who were each on 4 or 5 boards and were potentially too over-extended to give adequate attention to the complex and troubling problems of our company.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2007 with "High Governance Risk." Also "Concern" in Executive Pay – $13 million for our CEO Robert Benmosche.

GMI said there was a clear effort by our executive pay committee to maximize potential pay for our CEO and our other highest paid executives, in some instances regardless of actual performance. In particular, the pay/performance disconnect was clearly demonstrated by the designation of stock awards and salary stock as cash amounts, utilizing substantial numbers of shares to attain this amount, despite the fact that the stock was trading at a fraction of its former value. Such a practice could potentially lead to windfall gains. All incentive pay for our CEO was dependent on past, short-term performance rather than future long-term performance metrics and simply vested over time.

This was under the leadership of Arthur Martinez, who chaired our executive pay committee. Mr. Martinez at age 72 was overboarded with seats on 5 boards. Plus he had the "benefit" of experience on four boards rated "D" by GMI: HSN, Inc., IAC/InterActiveCorp, International Flavors & Fragrances and Fifth & Pacific. Mr. Martinez got second place for our highest negative votes. He was only exceeded in negative votes by George Miles who was also overboarded with 5 board seats.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Curb Excessive Directorships – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



American International Group, Inc.
80 Pine Street
New York, New York 10005
www.aig.com

November 26, 2012

Via E-mail to *** FISMA & OMB Memorandum M-07-16 ***
Via Certified Mail, Return Receipt Requested

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: American International Group, Inc.

Dear Mr. Chevedden:

This letter is being sent to you, as proxy and/or designee to Kenneth Steiner (the "Proponent"), by American International Group, Inc. (the "Company") in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which the Company must notify you of any procedural or eligibility deficiencies in the Proponent's shareholder proposal, dated November 13, 2012 and received by the Company on November 13, 2012 (the "Proposal"), as well as of the time frame for your response to this letter.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of any shares of common stock. You did not submit to the Company any proof of ownership contemplated by Rule 14a-8(b)(2).

For this reason, the Company believes that the Proposal may be excluded from our proxy statement for our upcoming 2013 annual meeting of shareholders unless this deficiency is cured within 14 days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of the Proponent's ownership of the requisite number of shares of the Company's common stock as of November 13, 2012, the date the Proposal was submitted to the Company. Pursuant to Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of shares for at least one year; or



- If the Proponent has filed with the Securities and Exchange Commission (the "SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level and a written statement that it has continuously held the requisite number of shares for the one-year period.

In SEC Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, the SEC's Division of Corporation Finance has provided guidance on the definition of "record" holder for purposes of Rule 14a-8(b). SLB 14F, a copy of which is attached for your reference, provides that for securities held through The Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders. If the Proponent holds its shares through a bank, broker or other securities intermediary that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank, broker or other securities intermediary holds the shares. As indicated in SLB 14F, this may require you to provide two proof of ownership statements – one from the Proponent's bank, broker or other securities intermediary confirming the Proponent's ownership, and the other from the DTC participant confirming the bank's, broker's or other securities intermediary's ownership. The Company urges you to review SLB 14F carefully before submitting the proof of ownership to ensure it is compliant.

Under Rule 14a-8(f), the Company is required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you first received this letter.

If you have any questions with respect to the foregoing, please contact me at (212) 770-6918. You may address any response to me at the address on the letterhead of this letter, by email at eric.litzky@aig.com or by facsimile at (212) 672-7516.

Very truly yours,

Eric N. Litzky

Attachment

cc: Jeffrey A. Welikson (American International Group, Inc.)

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or

1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not

intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not

mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Post-it® Fax Note 7671	Date 12-6-12	# of pages ▶
To Eric Litzky	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-672-7516	Fax #	

December 6, 2012

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, you have continuously held the following securities in the TD Ameritrade Clearing, Inc. DTC #0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 1, 2011.

Symbol	Stock	# of Shares
WIN	Windstream	428
WM	Waste Management	700
DOW	Dow Chemical	1,200
BAC	Bank of America	8,752
FNP	Fifth & Pacific Companies	4,000
AIG	American International Group, Inc	1,216

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Catherine Wesslund
Resource Specialist
TD Ameritrade

10825 Farnam Drive, Omaha, NE 68154 | 800-669-3900 | www.tdameritrade.com

ANNEX B

(Please see the attached.)

AMERICAN INTERNATIONAL GROUP, INC.
CORPORATE GOVERNANCE GUIDELINES
(Effective March 14, 2012)

I. INTRODUCTION

The Board of Directors (the "Board") of American International Group, Inc. ("AIG"), acting on the recommendation of its Nominating and Corporate Governance Committee, has developed this set of Corporate Governance Guidelines to promote the effective functioning of the Board and its committees, to promote the interests of shareholders and to set forth a common set of expectations as to how the Board, its various committees, individual directors, and management should perform their functions.

II. ROLES OF BOARD AND MANAGEMENT

The business of AIG is conducted by management under the oversight of the Board. The roles of the Board and management are related, but distinct. AIG's business strategy is developed and implemented under the leadership and direction of the Chief Executive Officer by its officers and other employees. The members of the Board serve as the elected representatives of the current and future shareholders, act as advisers and counselors to the Chief Executive Officer and senior management and oversee management's performance on behalf of the shareholders. In performing its general oversight function, the Board reviews and assesses AIG's strategic and business planning as well as management's approach to addressing significant risks and challenges facing AIG. As part of this function, the Board reviews and discusses reports regularly submitted to the Board by management with respect to AIG's performance, as well as significant events, issues and risks that may affect AIG's business or financial performance. In performing its oversight function, the Board and its members will maintain frequent, active and open communication and discussions with the Chief Executive Officer and the management of AIG.

III. BOARD COMPOSITION

The size and composition of the Board is to be determined from time to time by the Board itself in an effort to balance the following goals:

- The size of the Board should facilitate substantive discussions by the whole Board in which each director can participate meaningfully. Given the size and complexity of the businesses in which AIG is engaged, as well as the value of diversity of experience and views among Board members, the Board currently believes that it will be desirable over time to have a Board of between 8 and 12 members (allowing that a larger or smaller number may be necessary or advisable in periods of transition or other particular circumstances).

- In order to provide oversight to management, given AIG's complex businesses, the composition of the Board should encompass a broad range of skills, expertise, industry knowledge and diversity of opinion.

- At least two-thirds of the Board will consist of directors who are, under the New York Stock Exchange, Inc. ("NYSE") listing standards, "independent" in the business judgment of the Board ("Independent Directors").

IV. THE CHAIRMAN OF THE BOARD

A. *Selection of the Chairman.* The Board will select its Chairman in the manner it considers to be in the best interests of AIG at any given point in time. At the current time, the policy of the Board, reflected in the by-laws, is that (1) the role of Chairman should be separate from that of the Chief Executive Officer and (2) the Chairman should be selected from the Independent Directors.

The selection of the Chairman will be reviewed annually. In connection with this review, the Nominating and Corporate Governance Committee will conduct an independent evaluation of the Chairman. Under normal circumstances, the same individual should not serve as non-executive Chairman for more than five years.

B. *Duties of the Chairman.* The Chairman will have the duties assigned by the Board. It is the Board's current policy that the Chairman's duties include:

- Preparing agendas for meetings of the Independent Directors;
- Chairing meetings of the Board as well as executive sessions of the Independent Directors;
- Overseeing the preparation of agendas for meetings of the Board in consultation with the Chief Executive Officer;
- Leading the Board in the process of periodic reviews of the performance of the Chief Executive Officer, as well as in discussions regarding the Chief Executive Officer's reports on senior management performance and management succession issues and plans;
- Discussing with the Chief Executive Officer the implementation of AIG's strategic initiatives and plans;
- Overseeing the process of informing the Board through timely distribution of information and reports;
- Overseeing the processes of annual Board and Committee self-evaluations; and
- Serving as an *ex-officio*, non-voting member of each standing committee of the Board of which he is not a member. The Chairman's participation as an *ex-officio* member at any meeting will not affect the presence or absence of a committee's quorum. In acknowledgment of the numerous

committee meetings, the Chairman will decide, in his sole discretion, which committee meetings he will attend in an *ex-officio* capacity.

V. SELECTION OF DIRECTORS

The Nominating and Corporate Governance Committee is responsible for recommending a slate of directors to the Board for election at the annual meeting of shareholders, for recommending candidates to fill vacancies occurring between annual meetings and for periodically recommending candidates for election to the Board.

A. *Nominations.* The Board, based on the recommendations of the Nominating and Corporate Governance Committee, will select nominees for the position of director considering the following criteria:

- High personal and professional ethics, values and integrity;
- Ability to work together as part of an effective, collegial group;
- Commitment to representing the long-term interests of AIG;
- Skill, expertise, diversity, background, and experience with businesses and other organizations that the Board deems relevant;
- The interplay of the individual's experience with the experience of other Board members; the contribution represented by the individual's skills and experience to ensuring that the Board has the necessary tools to perform its oversight function effectively; and the extent to which the individual would otherwise be a desirable addition to the Board and any committees of the Board;
- Ability and willingness to commit adequate time to AIG over an extended period of time.

B. *Evaluation of Nominees.* The Nominating and Corporate Governance Committee will discuss and evaluate possible candidates in detail prior to recommending them to the Board. The Nominating and Corporate Governance Committee will also be responsible for initially assessing whether a candidate would be an Independent Director. The Board, taking into consideration the assessment of the Nominating and Corporate Governance Committee, will determine whether a nominee or appointee would be an Independent Director. The Board has adopted Director Independence Guidelines to assist in this process. A copy of those Guidelines is attached as Annex A to these Corporate Governance Guidelines.

C. *Shareholder Nominations.* The Nominating and Corporate Governance Committee will give appropriate consideration to candidates for Board membership proposed by shareholders and will evaluate such candidates in the same manner as other candidates identified by or submitted to the Nominating and Corporate Governance Committee.

Shareholders may propose nominees for consideration by the Nominating and Corporate Governance Committee by submitting names and supporting information to: Chairman, Nominating and Corporate Governance Committee, c/o Vice President–Corporate Governance and Special Counsel and Secretary to the Board, American International Group, Inc., 180 Maiden Lane, New York, NY 10038. All shareholder recommendations as to possible Board members must comply with the information and timing requirements set forth in AIG's by-laws.

D. *Orientation and Continuing Education.* Management, working with the Board, will provide an orientation process for new directors, including background material on AIG, its business plan and its risk profile, and meetings with senior management. Management will also provide a continuing education program for directors regarding matters relevant to AIG, its business plan and risk profile, as well as other appropriate subjects.

VI. ELECTION, TERM AND RETIREMENT OF THE DIRECTORS

A. *Election and Term.* A director holds office until the annual meeting of shareholders next succeeding his or her election and until a successor is elected and qualified or until his or her earlier resignation or removal. In light of the complexities of AIG's businesses and the time it takes for a director to become familiar with them, the Board does not believe that term limits are appropriate.

B. *Voting for Directors.* The Board shall nominate for election as directors only incumbent candidates who have tendered, prior to the mailing of the proxy statement for the annual meeting at which they are to be re-elected as directors, irrevocable resignations authorized by Section 141(b) of the Delaware General Corporation Law that will be effective upon (i) the failure to receive the required vote at any annual meeting at which they are nominated for re-election[1] and (ii) Board acceptance of such resignation. In addition, the Board shall fill director vacancies and new directorships only with candidates who agree to tender, at or prior to the time of their appointment to the Board, the same form of resignation tendered by other directors in accordance herewith. The Nominating and Corporate Governance Committee shall consider such irrevocable resignation and shall recommend to the Board the action to be taken. Any director whose resignation is under consideration shall not participate in the Nominating and Corporate Governance Committee recommendation regarding whether to accept the resignation. The Board shall accept such resignation unless it determines that the best interests of the Corporation and its shareholders would not be served by

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1 The AIG by-laws provide that each director shall be elected by the vote of the majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) at any meeting for the election of directors at which a quorum is present, provided that the directors shall be elected by a plurality of the votes cast (instead of by votes "for" or "against" a nominee) at any meeting involving a contested election for one or more directors (meaning more directors have been nominated for election than directorship positions available).

doing so. The Board shall take action within 90 days following certification of the vote, unless such action would cause AIG to fail to comply with any requirement of the New York Stock Exchange or any rule or regulation promulgated under the Securities Exchange Act of 1934, in which event AIG shall take action as promptly as is practicable while continuing to meet such requirements. The Board will promptly disclose its decision and the reasons therefore, in a periodic or current report filed with the Securities and Exchange Commission.

C. *Director Retirement.* No individual shall stand for election as a director after reaching the age of 75. The Board, however, upon the recommendation of the Nominating and Corporate Governance Committee, may waive this limitation for any director for a period of one year, if it is deemed to be in the best interests of AIG.

D. *Former CEOs.* No individual who has served but is not currently serving as Chief Executive Officer of AIG shall serve as a director.

E. *Change in Status.* If (other than as a result of retirement) a director's principal occupation changes from that at the time such director was last nominated for election, then such director shall inform the Chairman of the Nominating and Corporate Governance Committee of the change and shall tender his or her resignation for consideration by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will recommend to the Board the action to be taken with respect to such resignation.

F. *Board Vacancies.* In the event that a vacancy on the Board is created for any reason, and it is determined by the Nominating and Corporate Governance Committee that the vacancy is to be filled, the Nominating and Corporate Governance Committee will consider the views of interested shareholders, as it is deemed appropriate.

VII. BOARD MEETINGS

The Board currently plans to hold at least six regular meetings each year, with further meetings to occur when called by the Chairman or the Chief Executive Officer or if requested by two directors as provided in the by-laws.

The Chairman will oversee the preparation of the agendas for meetings of the Board in consultation with the Chief Executive Officer. Any director may suggest the inclusion of additional subjects on the agenda. The agenda for each committee meeting will be established by the respective committee chairman. Management will endeavor to provide all directors an agenda and appropriate materials in advance of meetings, although the Board recognizes that this will not always be consistent with the timing of transactions, the operations of the business and, in certain cases, it may not be desirable to circulate materials in advance of the meeting. Materials presented to the Board or its committees should be as concise as practicable but consistent with the need to provide the information needed for the directors to make an informed judgment and engage in informed discussion. As provided in the by-laws, the Board or any committee thereof may also take action by unanimous written consent.

VIII. EXECUTIVE SESSIONS

To ensure free and open discussion and communication among the Independent Directors of the Board, the Independent Directors will meet in executive sessions, with no members of management present, in conjunction with each regular (non-telephonic) meeting of the Board. The Chairman will preside at the executive sessions unless the Chairman is unable to attend, in which case the Independent Directors will designate one of the other Independent Directors to preside. In addition, unless the Chairman decides it to be unnecessary, the Chief Executive Officer will join a portion of each executive session to give the Independent Directors an opportunity to consult with the Chief Executive Officer.

IX. THE COMMITTEES OF THE BOARD

A. *Committees.* The Board will have at least the following standing committees: Audit Committee; Compensation and Management Resources Committee; Finance and Risk Management Committee; Regulatory, Compliance and Public Policy Committee; and Nominating and Corporate Governance Committee. The Audit Committee, the Compensation and Management Resources Committee, and the Nominating and Corporate Governance Committee must each have a written charter satisfying the rules of the NYSE. The Audit Committee must also satisfy the requirements of Securities and Exchange Commission ("SEC") Rule 10A-3. Each committee chairman will give a report to the Board periodically on his or her committee's activities.

B. *Composition of the Committees.* The Audit Committee, the Compensation and Management Resources Committee, and the Nominating and Corporate Governance Committee will each be composed of at least three directors all of whom are Independent Directors. Each other standing committee will have a majority of members who are Independent Directors. In the case of the Audit Committee, the Committee Chairman and a majority of the members also will be "Audit Committee Financial Experts" as defined in the rules and regulations of the SEC, and all members will be "financially literate" as determined by the Board (based upon a determination and recommendation by the Nominating and Corporate Governance Committee) in accordance with NYSE listing standards. Any additional qualifications required for the members of each committee will be set out in the respective committee's charter. A director may serve on more than one committee for which he or she qualifies.

Membership of committees will be reviewed by the Nominating and Corporate Governance Committee, which will make recommendations to the Board regarding composition of each of the committees of the Board at least annually. In that regard, the Board believes that rotation of members and chairmen of its committees is desirable. The Board does not believe, however, that fixed time periods for rotation are desirable. As a general rule, the Board believes that a director should serve as chairman of the same committee for not less than three consecutive years and for not more than five years.

X. BOARD RESPONSIBILITIES

A. *Overall Business Strategy.* The Board will periodically review and approve AIG's overall strategic and business plans.

B. *Chief Executive Officer.* The Board will be responsible for the selection and evaluation of the Chief Executive Officer.

C. *Management Succession.* The Chief Executive Officer shall present, at least annually, to the Compensation and Management Resources Committee a management succession plan, to ensure that future selections are appropriately considered. The principal components of this plan are:

- A proposed plan for Chief Executive Officer succession, both in an emergency situation and in the ordinary course of business; and
- The Chief Executive Officer's plan for management succession for the other policy-making officers of AIG.

The Compensation and Management Resources Committee shall provide a report to the Board on the management succession plan. The Board shall review and consider the plan and any recommendations of the Compensation and Management Resources Committee.

D. *Evaluating and Approving Compensation for the Chief Executive Officer.* The Board, acting through the Compensation and Management Resources Committee, evaluates the performance of the Chief Executive Officer against AIG's goals and objectives and determines the compensation of the Chief Executive Officer. The determination of the Compensation and Management Resources Committee with respect to the Chief Executive Officer's compensation shall be subject to the approval or ratification of the Board as provided in the by-laws.

E. *Executive Compensation.* The Compensation and Management Resources Committee makes recommendations to the Board with respect to (1) AIG's general compensation philosophy, (2) the compensation programs applicable to senior executives of AIG and (3) the development and implementation of other AIG compensation programs.

The Board and the Compensation and Management Resources Committee are committed to the full, fair and transparent disclosure of executive compensation. This commitment will be considered in connection with AIG's public disclosures regarding executive compensation.

F. *Board Compensation.* The Nominating and Corporate Governance Committee periodically reviews and makes recommendations to the Board regarding the form and amount of the compensation of members of the Board. The Board will set the form and amount of director compensation, taking into account the recommendations of the Nominating and Corporate Governance Committee. Only non-management directors will receive compensation for services as a director.

G. *Reviewing and Approving Significant Transactions*. Board approval of a particular transaction may be appropriate because of several factors, including:

- legal or regulatory requirements;
- the materiality of the transaction to AIG's financial performance, risk profile or business;
- the terms of the transaction; or
- other factors, such as entry into a new business or a significant variation from AIG's strategic plan.

The Board, in conjunction with management of AIG, has developed and will review and update from time to time standards to be utilized by management in determining the types of transactions that should be submitted to the Board for review and approval or notification.

H. *Risk Management*. The Board, the Finance and Risk Management Committee and the Audit Committee receive reports on AIG's significant risk exposures and how these exposures are managed. AIG's Chief Risk Officer provides reports to the Compensation and Management Resources Committee with respect to the risks posed to AIG by its employee compensation plans.

XI. EXPECTATIONS OF DIRECTORS

The business and affairs of AIG are to be managed by or under the direction of the Board in accordance with the laws of the State of Delaware. In performing their duties, the primary responsibility of the directors is to exercise their business judgment in the best interests of AIG. The Board has developed a number of specific expectations of directors to promote the discharge of this responsibility and the efficient conduct of the Board's business.

A. *Commitment and Attendance*. All directors should make every effort to attend every meeting of the Board and every meeting of committees of which they are members. Directors are expected to attend the annual meeting of shareholders. A director may attend meetings (without having a vote or affecting the presence or absence of a quorum) of any committee of which the director is not a member, with the consent of the committee chairman. The Chairman may attend any meetings of committees of which he is an *ex-officio* member in his sole discretion.

Any director who, for two consecutive calendar years, attended fewer than 75% of the regular meetings of the Board and the meetings of all committees of which such director is a voting member will not be nominated for reelection at the annual meeting in the next succeeding calendar year, absent special circumstances that may be taken into account by the Nominating and Corporate Governance Committee in making its recommendations to the Board.

B. *Participation in Meetings*. Each director should be sufficiently familiar with the business of AIG, including its financial statements and capital structure, and the risks and the competition it faces, to facilitate active and effective participation in the deliberations of the Board and of each committee on which he or she serves. Upon request, management will make appropriate personnel available to answer any questions a director may have about any aspect of AIG's business.

C. *Loyalty and Ethics*. In their roles as directors, all directors owe a duty of loyalty to AIG. This duty of loyalty mandates that directors act in the best interests of AIG and not act for personal benefit at the expense of AIG.

AIG has adopted a Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics. Directors should be familiar with the Code's provisions and should consult with AIG's Vice President–Corporate Governance and Special Counsel and Secretary to the Board of Directors in the event of any issues that arise with respect to the matters set forth in the Code.

D. *Other Directorships*. AIG values the experience directors bring from other boards on which they serve, but recognizes that those boards also present significant demands on a director's time and availability and may present conflicts and legal issues. Directors will advise the Chairman of the Nominating and Corporate Governance Committee and the Chief Executive Officer before accepting membership on any other board of directors or other significant commitments involving affiliation with other businesses or governmental units.

It is AIG's policy that the Chief Executive Officer should not serve on the board of directors of more than one public company (other than AIG or a company in which AIG has a significant equity interest). In addition, the Board generally considers it desirable for other directors not to serve on the boards of directors of more than four public companies (other than AIG or a company in which AIG has a significant equity interest) that require substantial time commitments, absent special circumstances.

It is the responsibility of the Nominating and Corporate Governance Committee to review each director's, and each potential director's, overall commitments to help ensure that all directors have sufficient time to fulfill their responsibilities as directors. In considering its nominations of candidates for election to the Board, the Nominating and Corporate Governance Committee may determine that a lesser number of boards of directors than four is appropriate.

E. *Contact with Management*. All directors are invited to contact the Chief Executive Officer at any time to discuss any aspect of AIG's business. It is expected that the Chief Executive Officer will keep the Chairman informed of all significant management, operational and other business developments as they arise. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of management in Board and committee meetings, or in other formal and informal settings.

Further, the Board encourages management, from time to time, to bring managers into Board meetings who (a) can provide additional insight into the items being discussed because of personal involvement or substantial knowledge in those areas and/or (b) are managers with future potential that the senior management believes should be given exposure to the Board.

F. *Board Interaction with Institutional Investors and the Press.* It is important that AIG speak to employees and outside constituencies with a single voice and that management serves as the primary spokesperson. If a situation does arise in which it seems appropriate for a non-management director to act as a spokesman on behalf of AIG, the director will first consult with the Chief Executive Officer. The foregoing is not intended to preclude the Chairman from speaking on behalf of the Independent Directors or communicating with AIG's stakeholders.

G. *Confidentiality.* The proceedings and deliberations of the Board and its committees are confidential. Each director will maintain the confidentiality of all information received in connection with his or her service as a director.

XII. COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders and other interested parties may communicate directly with one or more directors by (1) writing to them c/o Vice President–Corporate Governance and Special Counsel and Secretary to the Board, American International Group, Inc., 180 Maiden Lane, New York, NY 10038 or (2) email at an address that will be included in the annual proxy statement.

XIII. EVALUATING BOARD AND COMMITTEE PERFORMANCE

AIG believes that self-evaluations of the Board, the standing committees of the Board and individual directors are important elements of corporate governance. Under the general oversight of the Chairman:

- the Board, acting through the Nominating and Corporate Governance Committee, will conduct an annual self-evaluation and evaluation of each member of the Board; and
- each standing committee will conduct an annual self-evaluation, in the manner and to the extent specified in the committee's charter.

XIV. CHARITABLE GIVING

AIG, and its subsidiaries, may make charitable gifts, grants, contributions, commitments and pledges and awards of various types (collectively "gifts") in the ordinary course of their business to charities, including foundations, endowments, trusts, charitable organizations and groups, cultural and educational institutions and others (collectively, "institutions"). The Board has adopted the following guidelines with respect to the making of such gifts:

- Gifts are to be made prudently and to further AIG's business interests, including the enhancement of AIG's reputation and standing in the communities where it operates. It is the responsibility of management to determine whether a gift satisfies this purpose before it is made, pledged or committed.

- Management will provide the Regulatory, Compliance and Public Policy Committee with quarterly reports on all charitable gifts that have been made, pledged or committed for since the last such report that result in gifts aggregating $50,000 or more within the current calendar year to or on behalf of a given institution. Management will also provide an annual report, that will be available upon request, with respect to all charitable gifts that have been made, pledged or committed for during the past calendar year that result in gifts aggregating $50,000 or more to or on behalf of a given institution. Gifts made to institutions under the AIG Matching Grants Program will not be taken into account in calculating the $50,000 or more amount.

- Management will inform the Nominating and Corporate Governance Committee and the Regulatory, Compliance and Public Policy Committee before the making of any proposed gift that would result in gifts aggregating $50,000 or more within any calendar year to or on behalf of an institution of which a Director serves as a director, advisory director (or in a similar capacity) or executive officer. Gifts made to institutions under the AIG Matching Grants Program will not be taken into account in calculating the $50,000 or more amount.

- Directors will not directly solicit gifts from AIG (including any of its subsidiaries) to or on behalf of any institution of which a Director serves as a director, advisory director (or in a similar capacity) or executive officer.

XV. POLITICAL CONTRIBUTIONS

AIG, and its subsidiaries, may make political contributions in the ordinary course of their business to further AIG's business interests. It is the responsibility of management to determine whether a contribution satisfies this purpose before it is made, pledged or committed for. All political contributions will be made in accordance with all applicable laws, rules and regulations.

Management will provide the Regulatory, Compliance and Public Policy Committee with a report, at least annually, with respect to all political contributions that have been made since the last such report. The Regulatory, Compliance and Public Policy Committee will report to the

Board, at least annually, with respect to its review of the report provided by management on political contributions.

XVI. RELIANCE ON MANAGEMENT AND OUTSIDE ADVICE

The Board will have direct access to, and complete and open communication with, senior management and may obtain advice and assistance from internal legal, accounting and other advisors to assist it. In performing its functions, the Board is entitled to rely on the advice, reports and opinions of management as well as legal, accounting and other advisors retained by AIG. The Board may retain, if appropriate, independent legal, accounting and other advisors to assist the Board (or, when appropriate, the Independent Directors), and may determine the compensation of such advisors, and AIG will be responsible for any costs or expenses so incurred.

XVII. AMENDMENT AND WAIVER

In the exercise of its business judgment, these Guidelines may be amended, modified or waived by the Board at any time and from time to time and, when permitted by these Guidelines, waivers may also be granted by the Nominating and Corporate Governance Committee.

AMERICAN INTERNATIONAL GROUP, INC.
DIRECTOR INDEPENDENCE STANDARDS

A director having any of the following relationships will be deemed to have a material relationship[1] with AIG[2] and will not be considered "independent":

- The director is, or has been within the last three years, an employee of AIG, or an immediate family member[3] is, or has been within the last three years, an executive officer[4] of AIG.[5]

- During any twelve-month period within the last three years, (1) the director has received any direct compensation from AIG or (2) the director has an immediate family member who has received more than $100,000 in direct compensation from AIG for service as an executive officer, in any such case other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not in any way contingent on continued service).[5]

- (1) The director or an immediate family member is a current partner of a firm that is AIG's internal or external auditor; (2) the director is a current employee of such a firm; (3) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (4) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on AIG's audit within that time.

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1 Such relationship may be either direct or as a partner, shareholder or officer of an organization that has a relationship with AIG.

2 "AIG" refers to American International Group, Inc. and its consolidated subsidiaries.

3 "Immediate family member" includes a director's spouse, parents, children, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law and anyone (other than domestic employees) who shares the director's home. When applying the relevant look-back provisions of the standards, individuals who are no longer immediate family members as a result of legal separation or divorce or those who have died or become incapacitated shall not be considered.

4 "Executive officer" refers to such entity's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president of the entity in charge of a principal business unit, division or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the entity.

5 Employment or compensation received by a director for former service as an interim chairman or Chief Executive Officer does not need to be considered as a factor by the board in determining independence under this test.

- The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of AIG's present executive officers at the same time serves or served on that company's compensation committee.

- The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments[6] to, or received payments from, AIG for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

The following relationships and transactions shall not be deemed material for purposes of the New York Stock Exchange listing standards. The fact that a particular relationship or transaction is not addressed by the below standards or exceeds the thresholds in one or more of these standards shall not create a presumption that the director is or is not "independent".

- A relationship arising solely from a director's status as an executive officer, employee or a greater than 10% equity owner of a for-profit corporation or organization that has made payments to or received payments from AIG so long as the payments made or received during any of the past three fiscal years are not in excess of the greater of $1 million or 2% of the other company's consolidated gross revenues for the fiscal year in which the payments were made (based on the other company's most recently available financial statements).

- A relationship arising solely from director's ownership of 10% or less of the equity interests in an entity that has a relationship or engages in a transaction with AIG.

- A relationship arising solely from a director's position as a director or advisory director (or similar position) of another for-profit organization that engages in a transaction with AIG.

- A relationship arising solely from a director's affiliation with a charitable organization as a director, advisory director (or in a similar capacity) or executive officer that receives contributions from AIG, so long as such contributions (other than employee matching contributions) for a calendar year are not in excess of the greater of $1 million or 2% of the charity's consolidated gross revenues for such year.[7]

- The ownership by a director of equity securities of AIG or of any fund managed by AIG.

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[6] Contributions to tax exempt organizations are not considered payments for purposes of this test.

[7] Contributions made by AIG to charitable organizations under the AIG Matching Grants Program will not be taken into account for purposes of this test.

- The purchase of insurance, investment or other products or services from AIG, or the maintenance of a brokerage or similar account with AIG, in each case, so long as the relationship or transaction is entered into in the ordinary course of business and is on substantially the same terms as those prevailing at the time for similarly situated persons who are not directors of AIG.

- Any other relationship or transaction that is not required to be disclosed pursuant to Item 404(a) of Regulation S-K.

- A relationship or transaction arising from a combination of relationships or transactions which are not deemed material.

- Any relationship or transaction with an immediate family member of a director that would fall within one of the preceding standards.